UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                             ASTROTECH CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   046484101
                                 (CUSIP Number)


                               December 31, 2011
            (Date of Event Which Requires Filing of this Statement)


      Check  the  appropriate  box  to designate the rule pursuant to which this
Schedule is filed:

      [X] Rule 13d-1(b)

      [ ] Rule 13d-(c)

      [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1       NAMES OF REPORTING PERSONS/
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        SMH CAPITAL ADVISORS, INC.
        75-2681494

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS                                                (a) [ ]
        Not Applicable                                                   (b) [ ]

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas

NUMBER OF           5        SOLE VOTING POWER             Not Applicable
SHARES
BENEFICIALLY        6        SHARED VOTING POWER           2,272,046
OWNED BY
EACH                7        SOLE DISPOSITIVE POWER        2,272,046
REPORTING
PERSON
WITH                8        SHARED DISPOSITIIVE POWER     Not Applicable


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,272,046

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES    [ ]     (SEE INSTRUCTIONS)

        Not Applicable

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)    11.73% (1)

12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA  (Investment Adviser)
_____________
1 Based on 19,366,766 shares outstanding as of November 4, 2011, as reported in the Issuer's Current Report on Form 10-Q for the quarter ended September 30, 2011.

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

Item 1(a).    Name of Issuer:                   Astrotech Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

                                                401 Congress Avenue, Suite 1650
                                                Austin, Texas 78701

Item 2(a).    Name of Person filing:            SMH Capital Advisors, Inc.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                                                4800 Overton Plaza, Suite 300
                                                Ft. Worth, Texas 76109

Item 2(c).    Citizenship:                      Texas corporation

Item 2(d).    Title of Class of Securities:     Common Stock

Item 2(e).    CUSIP Number:                     046484101


Item 3.   If  this  statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

(e)   [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

Item 4.   Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:                              2,272,047

      (b) Percent of class:                                       11.73%

      (c) Number of shares as to which the person has:

      (i) Sole power to vote or direct the vote                   Not Applicable

      (ii)    Shared power to vote or direct the vote             2,272,046

      (iii) Sole power to dispose or to direct the disposition of 2,272,046

      (iv) Shares power to vote or to direct the disposition of   Not Applicable

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

Item 5.   Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

      All of the securities set forth in Item 4 are owned by various investment advisory clients of SMH Capital Advisors, Inc., which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to its discretionary power to make investment decisions over such shares for its clients and its ability to vote such shares under certain circumstances. In all cases, persons other than SMH Capital Advisers, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. To the knowledge of SMH Capital Advisors, Inc., no individual client holds more than five percent of the class. SMH Capital Advisors, Inc. disclaims beneficial ownership of all such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not Applicable

Item 8.   Identification and Classification of Members of the Group.

      Not Applicable

Item 9.   Notice of Dissolution of Group.

      Not Applicable

Item 10.  Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:         January 31, 2012

Signature:    /s/ John T. Unger

Name/Title    John T. Unger, Senior Vice President and General Counsel


           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (see 18 U.S.C. 1001).


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